UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Data I/O Corporation

(Exact Name of Registrant as Specified in Charter)

Washington	0-10394	91-0864123
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6645 185th Ave. NE, Suite 100, Redmond, WA	98052
(Address of Principal Executive Offices)	(Zip Code)

Gerald Y. Ng	(425) 881-6444
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Data I/O Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain one or more necessary conflict minerals consisting of: tin, tungsten, tantalum and/or gold (3TG).  Our reasonable country of origin inquiry surveys of our suppliers determined that we are unable to determine the country of origin of the 3TG contained in our products, and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Report

A copy of Data I/O Corporation's Form SD including our Conflict Minerals Report is publicly available at:

https://dataio.com/Company/Investor-Relations/Financial-Reports/2023-Financial-Reports

Item 1.01 Exhibit

A copy of Data I/O Corporation's Conflict Minerals Report is provided as Exhibit 1.01

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Data I/O Corporation

(Registrant)

/s/Gerald Y. Ng

By Gerald Y. Ng, Vice President & Chief Financial Officer

May 23, 2024

Exhibit 1.01

 Data I/O Corporation’s Conflict Minerals Report

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Data I/O Corporation (“Data I/O,” the “Company,” “we,” “us,” or “our”) and subsidiaries for calendar year 2022 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company and Manufacturing Overview

Data I/O Corporation and its subsidiaries manufacture or contract to manufacture electronic equipment used primarily in our customer’s production process for semiconductor programming and handling.  We had approximately $28.1 million in revenue in 2023, with 100 employees at the end of 2023.  Our manufacturing takes place in Redmond, Washington, USA; Shanghai, China; and minor amounts in Gräfelfing, Germany.  Our manufacturing primarily consists of final assembly of purchased parts and subassemblies.  We contract for the manufacture of certain subassemblies, boards and adapters.

Assessment of Products

We assessed our products to determine if they contained necessary conflict minerals.  We determined our software products did not contain conflict minerals.  Our equipment products (SentriX®, PSV7000, PSV5000, PSV3500, PSV2800, FlashPAK III, Lumen®X programmers, FlashCORE programmers, and related options for media handling, vision, laser marking, and adapters) all include one or more necessary conflict minerals.

Process

An internal team sponsored by our Vice President of Operations and driven by our internal supply chain and administrative personnel from each of our USA, China and German offices works to gather the information to prepare our Conflict Mineral Report.

We reviewed our conflict mineral policy and the use of a due diligence framework.  We developed a supplier contact and survey process and reviewed supply chain risk and mitigation.  We maintain a documentation management information system and records retention to comply with the conflict mineral reporting requirements. Steps are described in more detail below.

Conflict Minerals Policy

Data I/O is committed to working with our global supply chain to achieve greater transparency in our supply chain.  Our goal is to source responsibly to manufacture products that do not contain Conflict Minerals that support armed conflict in any of the Covered Countries.  As a result, we have established a conflict minerals compliance program that is designed to follow the framework established by the OECD (Organization for Economic Co-operation and Development) in all material respects.  As part of that program, we expect that our suppliers conduct conflict minerals due diligence through their supply chains and report their results to us.

Due Diligence Framework

In conducting our due diligence, we implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence frame work, including the related supplements on gold, tin, tantalum and tungsten.

As an electronics manufacturer, Data I/O’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  As a company in the semiconductor programming equipment business, Data I/O is several levels removed from the smelter or actual mining of conflict minerals.  Data I/O does not make direct purchases of raw ore or unrefined conflict minerals from smelters or metal traders, or purchases from the Covered Countries.  We depend entirely on our multi-tiered supply chain to provide conflict mineral sourcing information.

Data I/O’s Due Diligence

-

Assessed our products as to whether they contained conflict minerals and if so, that the conflict minerals were necessary to the function of the products.  All of our equipment products contain one or more necessary conflict minerals.

-

Contacted our suppliers with potential conflict mineral content and interviewed or surveyed them regarding their conflict mineral sourcing as well as reviewing their supply-chain for items including conflict minerals. This involved educating them on the annual SEC reporting requirements and our due diligence expectations.

-

Reasonable country of origin inquiry and due diligence by conducting a supply-chain survey with direct suppliers of materials potentially containing conflict minerals using updated EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners. We requested surveys from a total of 50 suppliers.  We received completed surveys from 33; letters of inapplicability from 3; and no response from 14 despite follow-ups. This included follow up on identified discrepancies of reported smelter information, incomplete surveys and no responses to our survey request in our attempt to complete missing information.

-

Consolidating the survey information and comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the RMI’s Responsible Minerals Assurance Process (RMAP) program for tantalum, tin, tungsten and gold. Significant variation in the names used by suppliers and  missing data in certain surveys of smelter listings from our suppliers impacted our ability to have clarity on the identity of the actual smelter sourced by our supply chain in some instances.

Data I/O does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. We rely upon the industry (for example, EICC and CFSI) and larger entities’ efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Certain suppliers were able to identify specifically the smelters or refiners of Conflict Minerals that went into parts supplied to us.  We typically were not able to receive tailored information relative to the parts we purchased but received generically all possible smelter information for our supplier’s entire supply chain. These responses included the names of smelters or refiners listed in the table below.  We reviewed the facilities as to being on the CFSI list of smelters and refiners.   We were not able to verify that all of the smelters or refiners named were certified Conflict-Free by CSFI, sometimes due to differences in names used by smelters or refiners.

With the exception of the responding suppliers described above, we were unable to identify any of the other smelters or refiners actually in our supply chain.  Our identified smelter, facility country and metal table is provided at the bottom of this report.

Conflict Mineral Reporting Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

Our conclusion was due to a lack of information from our suppliers, regarding sourcing of parts and metals with conflict mineral content, required to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Independent Audit

Pursuant to SEC guidance, this Conflict Mineral Report is not audited as none of the Company’s products have been found to be “DRC conflict free”.

Process Goals and Supplier Expectations

We continue to encourage and follow up with existing and new suppliers on completing the surveys and working with their supply chains to identify the sourcing of conflict minerals.  We expect the Company and our suppliers whose products contain conflict minerals to responsibly source and provide information as to the source of conflict minerals, as well as expecting their sub tier suppliers to do the same.  We expect that conflict mineral RCOI processes and systems are designed consistent with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas.

If we determine that any supplier is sourcing DRC conflict minerals that benefit armed groups, then we expect the supplier to commit to plan and take corrective action to move to a conflict free source.  If suitable action is not taken, we expect to look to alternative sources for the product.  Our goal is not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region.  If we determine that any of the components of our products contain minerals from a mine, smelter or facility that is “non-conflict free”, we expect to work towards transitioning to products that are “conflict free”.  Our ability to do so is dependent on the criticality of the specific part and the availability of alternative suppliers.

Identified Smelter, Facility Country and Metal Table

Smelter Name	Country	Metal
8853 S.p.A.	ITALY	Gold
ABC Refinery Pty Ltd.	AUSTRALIA	Gold
Abington Reldan Metals, LLC	UNITED STATES OF AMERICA	Gold
Advanced Chemical Company	UNITED STATES OF AMERICA	Gold
African Gold Refinery	UGANDA	Gold
Agosi AG	GERMANY	Gold
Aida Chemical Industries Co., Ltd.	JAPAN	Gold
Al Etihad Gold Refinery DMCC	UNITED ARAB EMIRATES	Gold
Albino Mountinho Lda.	PORTUGAL	Gold
Alexy Metals	UNITED STATES OF AMERICA	Gold
Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN	Gold
AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL	Gold
Argor-Heraeus S.A.	SWITZERLAND	Gold
Asahi Pretec Corp.	JAPAN	Gold
Asahi Refining Canada Ltd.	CANADA	Gold
Asahi Refining USA Inc.	UNITED STATES OF AMERICA	Gold
Asaka Riken Co., Ltd.	JAPAN	Gold
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY	Gold
AU Traders and Refiners	SOUTH AFRICA	Gold
Augmont Enterprises Private Limited	INDIA	Gold
Aurubis AG	GERMANY	Gold
Bangalore Refinery	INDIA	Gold
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES	Gold
Boliden AB	SWEDEN	Gold
C. Hafner GmbH + Co. KG	GERMANY	Gold
C.I Metales Procesados Industriales SAS	COLOMBIA	Gold
Caridad	MEXICO	Gold
CCR Refinery - Glencore Canada Corporation	CANADA	Gold
Cendres + Metaux S.A.	SWITZERLAND	Gold
CGR Metalloys Pvt Ltd.	INDIA	Gold
Chimet S.p.A.	ITALY	Gold
Chugai Mining	JAPAN	Gold
Coimpa Industrial LTDA	BRAZIL	Gold
Daye Non-Ferrous Metals Mining Ltd.	CHINA	Gold
Degussa Sonne / Mond Goldhandel GmbH	GERMANY	Gold
Dijllah Gold Refinery FZC	UNITED ARAB EMIRATES	Gold
Dongwu Gold Group	CHINA	Gold
Dowa	JAPAN	Gold
DSC (Do Sung Corporation)	KOREA, REPUBLIC OF	Gold
Eco-System Recycling Co., Ltd. East Plant	JAPAN	Gold
Eco-System Recycling Co., Ltd. North Plant	JAPAN	Gold
Eco-System Recycling Co., Ltd. West Plant	JAPAN	Gold
Emerald Jewel Industry India Limited (Unit 1)	INDIA	Gold
Emerald Jewel Industry India Limited (Unit 2)	INDIA	Gold
Emerald Jewel Industry India Limited (Unit 3)	INDIA	Gold
Emerald Jewel Industry India Limited (Unit 4)	INDIA	Gold
Emirates Gold DMCC	UNITED ARAB EMIRATES	Gold
Fidelity Printers and Refiners Ltd.	ZIMBABWE	Gold
Fujairah Gold FZC	UNITED ARAB EMIRATES	Gold
Geib Refining Corporation	UNITED STATES OF AMERICA	Gold
GGC Gujrat Gold Centre Pvt. Ltd.	INDIA	Gold
Gold by Gold Colombia	COLOMBIA	Gold
Gold Coast Refinery	GHANA	Gold
Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA	Gold
Great Wall Precious Metals Co., Ltd. of CBPM	CHINA	Gold
Guangdong Jinding Gold Limited	CHINA	Gold
Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA	Gold
Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA	Gold
Heimerle + Meule GmbH	GERMANY	Gold
Heraeus Germany GmbH Co. KG	GERMANY	Gold
Heraeus Metals Hong Kong Ltd.	CHINA	Gold
Hunan Chenzhou Mining Co., Ltd.	CHINA	Gold
Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CHINA	Gold
HwaSeong CJ CO., LTD.	KOREA, REPUBLIC OF	Gold
Industrial Refining Company	BELGIUM	Gold
Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHINA	Gold
International Precious Metal Refiners	UNITED ARAB EMIRATES	Gold
Ishifuku Metal Industry Co., Ltd.	JAPAN	Gold
Istanbul Gold Refinery	TURKEY	Gold
Italpreziosi	ITALY	Gold
JALAN & Company	INDIA	Gold
Japan Mint	JAPAN	Gold
Jiangxi Copper Co., Ltd.	CHINA	Gold
JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION	Gold
JSC Novosibirsk Refinery	RUSSIAN FEDERATION	Gold
JSC Uralelectromed	RUSSIAN FEDERATION	Gold
JX Nippon Mining & Metals Co., Ltd.	JAPAN	Gold
K.A. Rasmussen	NORWAY	Gold
Kaloti Precious Metals	UNITED ARAB EMIRATES	Gold
Kazakhmys Smelting LLC	KAZAKHSTAN	Gold
Kazzinc	KAZAKHSTAN	Gold
Kennecott Utah Copper LLC	UNITED STATES OF AMERICA	Gold
KGHM Polska Miedz Spolka Akcyjna	POLAND	Gold
Kojima Chemicals Co., Ltd.	JAPAN	Gold
Korea Zinc Co., Ltd.	KOREA, REPUBLIC OF	Gold
Kundan Care Products Ltd.	INDIA	Gold
Kyrgyzaltyn JSC	KYRGYZSTAN	Gold
Kyshtym Copper-Electrolytic Plant ZAO	RUSSIAN FEDERATION	Gold
L'azurde Company For Jewelry	SAUDI ARABIA	Gold
Lingbao Gold Co., Ltd.	CHINA	Gold
Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA	Gold
L'Orfebre S.A.	ANDORRA	Gold
LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	Gold
LT Metal Ltd.	KOREA, REPUBLIC OF	Gold
Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA	Gold
Marsam Metals	BRAZIL	Gold
Materion	UNITED STATES OF AMERICA	Gold
Matsuda Sangyo Co., Ltd.	JAPAN	Gold
MD Overseas	INDIA	Gold
Metal Concentrators SA (Pty) Ltd.	SOUTH AFRICA	Gold
Metallix Refining Inc.	UNITED STATES OF AMERICA	Gold
Metalor Technologies (Hong Kong) Ltd.	CHINA	Gold
Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	Gold
Metalor Technologies (Suzhou) Ltd.	CHINA	Gold
Metalor Technologies S.A.	SWITZERLAND	Gold
Metalor USA Refining Corporation	UNITED STATES OF AMERICA	Gold
Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO	Gold
Mitsubishi Materials Corporation	JAPAN	Gold
Mitsui Mining and Smelting Co., Ltd.	JAPAN	Gold
MKS PAMP SA	SWITZERLAND	Gold
MMTC-PAMP India Pvt., Ltd.	INDIA	Gold
Modeltech Sdn Bhd	MALAYSIA	Gold
Morris and Watson	NEW ZEALAND	Gold
Moscow Special Alloys Processing Plant	RUSSIAN FEDERATION	Gold
Nadir Metal Rafineri San. Ve Tic. A.S.	TURKEY	Gold
Navoi Mining and Metallurgical Combinat	UZBEKISTAN	Gold
NH Recytech Company	KOREA, REPUBLIC OF	Gold
Nihon Material Co., Ltd.	JAPAN	Gold
Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUSTRIA	Gold
Ohura Precious Metal Industry Co., Ltd.	JAPAN	Gold
OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	RUSSIAN FEDERATION	Gold
Pease & Curren	UNITED STATES OF AMERICA	Gold
Penglai Penggang Gold Industry Co., Ltd.	CHINA	Gold
Planta Recuperadora de Metales SpA	CHILE	Gold
Prioksky Plant of Non-Ferrous Metals	RUSSIAN FEDERATION	Gold
PT Aneka Tambang (Persero) Tbk	INDONESIA	Gold
PX Precinox S.A.	SWITZERLAND	Gold
QG Refining, LLC	UNITED STATES OF AMERICA	Gold
Rand Refinery (Pty) Ltd.	SOUTH AFRICA	Gold
Refinery of Seemine Gold Co., Ltd.	CHINA	Gold
REMONDIS PMR B.V.	NETHERLANDS	Gold
Royal Canadian Mint	CANADA	Gold
SAAMP	FRANCE	Gold
Sabin Metal Corp.	UNITED STATES OF AMERICA	Gold
Safimet S.p.A	ITALY	Gold
SAFINA A.S.	CZECHIA	Gold
Sai Refinery	INDIA	Gold
Samduck Precious Metals	KOREA, REPUBLIC OF	Gold
Samwon Metals Corp.	KOREA, REPUBLIC OF	Gold
Sancus ZFS (L’Orfebre, SA)	COLOMBIA	Gold
Sellem Industries Ltd.	MAURITANIA	Gold
SEMPSA Joyeria Plateria S.A.	SPAIN	Gold
Shandong Gold Smelting Co., Ltd.	CHINA	Gold
Shandong Humon Smelting Co., Ltd.	CHINA	Gold
Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHINA	Gold
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	Gold
Shenzhen CuiLu Gold Co., Ltd.	CHINA	Gold
Shenzhen Zhonghenglong Real Industry Co., Ltd.	CHINA	Gold
Shirpur Gold Refinery Ltd.	INDIA	Gold
Sichuan Tianze Precious Metals Co., Ltd.	CHINA	Gold
Singway Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	Gold
SOE Shyolkovsky Factory of Secondary Precious Metals	RUSSIAN FEDERATION	Gold
Solar Applied Materials Technology Corp.	TAIWAN, PROVINCE OF CHINA	Gold
Sovereign Metals	INDIA	Gold
State Research Institute Center for Physical Sciences and Technology	LITHUANIA	Gold
Sudan Gold Refinery	SUDAN	Gold
Sumitomo Metal Mining Co., Ltd.	JAPAN	Gold
SungEel HiMetal Co., Ltd.	KOREA, REPUBLIC OF	Gold
Super Dragon Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA	Gold
T.C.A S.p.A	ITALY	Gold
Tanaka Kikinzoku Kogyo K.K.	JAPAN	Gold
Tokuriki Honten Co., Ltd.	JAPAN	Gold
Tongling Nonferrous Metals Group Co., Ltd.	CHINA	Gold
TOO Tau-Ken-Altyn	KAZAKHSTAN	Gold
Torecom	KOREA, REPUBLIC OF	Gold
Umicore Precious Metals Thailand	THAILAND	Gold
Umicore S.A. Business Unit Precious Metals Refining	BELGIUM	Gold
United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	Gold
Valcambi S.A.	SWITZERLAND	Gold
WEEEREFINING	FRANCE	Gold
Western Australian Mint (T/a The Perth Mint)	AUSTRALIA	Gold
WIELAND Edelmetalle GmbH	GERMANY	Gold
Yamakin Co., Ltd.	JAPAN	Gold
Yokohama Metal Co., Ltd.	JAPAN	Gold
Yunnan Copper Industry Co., Ltd.	CHINA	Gold
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	Gold
5D Production OU	ESTONIA	Tantalum
AMG Brasil	BRAZIL	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	CHINA	Tantalum
D Block Metals, LLC	UNITED STATES OF AMERICA	Tantalum
F&X Electro-Materials Ltd.	CHINA	Tantalum
FIR Metals & Resource Ltd.	CHINA	Tantalum
Global Advanced Metals Aizu	JAPAN	Tantalum
Global Advanced Metals Boyertown	UNITED STATES OF AMERICA	Tantalum
Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA	Tantalum
Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA	Tantalum
Jiangxi Tuohong New Raw Material	CHINA	Tantalum
JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA	Tantalum
Jiujiang Tanbre Co., Ltd.	CHINA	Tantalum
Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA	Tantalum
KEMET de Mexico	MEXICO	Tantalum
Materion Newton Inc.	UNITED STATES OF AMERICA	Tantalum
Metallurgical Products India Pvt., Ltd.	INDIA	Tantalum
Mineracao Taboca S.A.	BRAZIL	Tantalum
Mitsui Mining and Smelting Co., Ltd.	JAPAN	Tantalum
Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	Tantalum
NPM Silmet AS	ESTONIA	Tantalum
PowerX Ltd.	RWANDA	Tantalum
QuantumClean	UNITED STATES OF AMERICA	Tantalum
Resind Industria e Comercio Ltda.	BRAZIL	Tantalum
RFH Yancheng Jinye New Material Technology Co., Ltd.	CHINA	Tantalum
Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION	Tantalum
Taki Chemical Co., Ltd.	JAPAN	Tantalum
TANIOBIS Co., Ltd.	THAILAND	Tantalum
TANIOBIS GmbH	GERMANY	Tantalum
TANIOBIS Japan Co., Ltd.	JAPAN	Tantalum
TANIOBIS Smelting GmbH & Co. KG	GERMANY	Tantalum
Telex Metals	UNITED STATES OF AMERICA	Tantalum
Ulba Metallurgical Plant JSC	KAZAKHSTAN	Tantalum
XIMEI RESOURCES (GUANGDONG) LIMITED	CHINA	Tantalum
XinXing HaoRong Electronic Material Co., Ltd.	CHINA	Tantalum
Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA	Tantalum
Alpha	UNITED STATES OF AMERICA	Tin
An Vinh Joint Stock Mineral Processing Company	VIET NAM	Tin
Aurubis Beerse	BELGIUM	Tin
Aurubis Berango	SPAIN	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	Tin
China Tin Group Co., Ltd.	CHINA	Tin
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	BRAZIL	Tin
CRM Synergies	SPAIN	Tin
CV Ayi Jaya	INDONESIA	Tin
CV Venus Inti Perkasa	INDONESIA	Tin
Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHINA	Tin
Dowa	JAPAN	Tin
DS Myanmar	MYANMAR	Tin
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VIET NAM	Tin
EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	Tin
Estanho de Rondonia S.A.	BRAZIL	Tin
Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL	Tin
Fenix Metals	POLAND	Tin
Gejiu City Fuxiang Industry and Trade Co., Ltd.	CHINA	Tin
Gejiu Kai Meng Industry and Trade LLC	CHINA	Tin
Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Tin
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHINA	Tin
Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA	Tin
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	Tin
Jiangxi New Nanshan Technology Ltd.	CHINA	Tin
Luna Smelter, Ltd.	RWANDA	Tin
Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	Tin
Malaysia Smelting Corporation (MSC)	MALAYSIA	Tin
Melt Metais e Ligas S.A.	BRAZIL	Tin
Metallic Resources, Inc.	UNITED STATES OF AMERICA	Tin
Mineracao Taboca S.A.	BRAZIL	Tin
Mining Minerals Resources SARL	CONGO, DEMOCRATIC REPUBLIC OF THE	Tin
Minsur	PERU	Tin
Mitsubishi Materials Corporation	JAPAN	Tin
Modeltech Sdn Bhd	MALAYSIA	Tin
Nghe Tinh Non-Ferrous Metals Joint Stock Company	VIET NAM	Tin
Novosibirsk Tin Combine	RUSSIAN FEDERATION	Tin
O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND	Tin
O.M. Manufacturing Philippines, Inc.	PHILIPPINES	Tin
Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)	Tin
Pongpipat Company Limited	MYANMAR	Tin
Precious Minerals and Smelting Limited	INDIA	Tin
PT Aries Kencana Sejahtera	INDONESIA	Tin
PT Artha Cipta Langgeng	INDONESIA	Tin
PT ATD Makmur Mandiri Jaya	INDONESIA	Tin
PT Babel Inti Perkasa	INDONESIA	Tin
PT Babel Surya Alam Lestari	INDONESIA	Tin
PT Bangka Prima Tin	INDONESIA	Tin
PT Bangka Serumpun	INDONESIA	Tin
PT Bangka Tin Industry	INDONESIA	Tin
PT Belitung Industri Sejahtera	INDONESIA	Tin
PT Bukit Timah	INDONESIA	Tin
PT Cipta Persada Mulia	INDONESIA	Tin
PT Menara Cipta Mulia	INDONESIA	Tin
PT Mitra Stania Prima	INDONESIA	Tin
PT Mitra Sukses Globalindo	INDONESIA	Tin
PT Panca Mega Persada	INDONESIA	Tin
PT Premium Tin Indonesia	INDONESIA	Tin
PT Prima Timah Utama	INDONESIA	Tin
PT Putera Sarana Shakti (PT PSS)	INDONESIA	Tin
PT Rajawali Rimba Perkasa	INDONESIA	Tin
PT Refined Bangka Tin	INDONESIA	Tin
PT Sariwiguna Binasentosa	INDONESIA	Tin
PT Stanindo Inti Perkasa	INDONESIA	Tin
PT Sukses Inti Makmur	INDONESIA	Tin
PT Timah Nusantara	INDONESIA	Tin
PT Timah Tbk Kundur	INDONESIA	Tin
PT Timah Tbk Mentok	INDONESIA	Tin
PT Tinindo Inter Nusa	INDONESIA	Tin
PT Tirus Putra Mandiri	INDONESIA	Tin
PT Tommy Utama	INDONESIA	Tin
Resind Industria e Comercio Ltda.	BRAZIL	Tin
Rui Da Hung	TAIWAN, PROVINCE OF CHINA	Tin
Super Ligas	BRAZIL	Tin
Thaisarco	THAILAND	Tin
Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	Tin
Tin Technology & Refining	UNITED STATES OF AMERICA	Tin
Tuyen Quang Non-Ferrous Metals Joint Stock Company	VIET NAM	Tin
VQB Mineral and Trading Group JSC	VIET NAM	Tin
White Solder Metalurgia e Mineracao Ltda.	BRAZIL	Tin
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	Tin
Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHINA	Tin
A.L.M.T. Corp.	JAPAN	Tungsten
ACL Metais Eireli	BRAZIL	Tungsten
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	BRAZIL	Tungsten
Artek LLC	RUSSIAN FEDERATION	Tungsten
Asia Tungsten Products Vietnam Ltd.	VIET NAM	Tungsten
China Molybdenum Tungsten Co., Ltd.	CHINA	Tungsten
Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA	Tungsten
CNMC (Guangxi) PGMA Co., Ltd.	CHINA	Tungsten
Cronimet Brasil Ltda	BRAZIL	Tungsten
DONGKUK INDUSTRIES CO., LTD.	KOREA, REPUBLIC OF	Tungsten
Fujian Ganmin RareMetal Co., Ltd.	CHINA	Tungsten
Fujian Xinlu Tungsten Co., Ltd.	CHINA	Tungsten
Ganzhou Haichuang Tungsten Co., Ltd.	CHINA	Tungsten
Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA	Tungsten
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	Tungsten
Ganzhou Seadragon W & Mo Co., Ltd.	CHINA	Tungsten
Global Tungsten & Powders Corp.	UNITED STATES OF AMERICA	Tungsten
Guangdong Xianglu Tungsten Co., Ltd.	CHINA	Tungsten
H.C. Starck Tungsten GmbH	GERMANY	Tungsten
HANNAE FOR T Co., Ltd.	KOREA, REPUBLIC OF	Tungsten
Hubei Green Tungsten Co., Ltd.	CHINA	Tungsten
Hunan Chenzhou Mining Co., Ltd.	CHINA	Tungsten
Hunan Jintai New Material Co., Ltd.	CHINA	Tungsten
Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CHINA	Tungsten
Hydrometallurg, JSC	RUSSIAN FEDERATION	Tungsten
Japan New Metals Co., Ltd.	JAPAN	Tungsten
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA	Tungsten
Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA	Tungsten
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA	Tungsten
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA	Tungsten
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA	Tungsten
Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA	Tungsten
JSC "Kirovgrad Hard Alloys Plant"	RUSSIAN FEDERATION	Tungsten
Kennametal Fallon	UNITED STATES OF AMERICA	Tungsten
Kennametal Huntsville	UNITED STATES OF AMERICA	Tungsten
Lianyou Metals Co., Ltd.	TAIWAN, PROVINCE OF CHINA	Tungsten
LLC Vostok	RUSSIAN FEDERATION	Tungsten
Malipo Haiyu Tungsten Co., Ltd.	CHINA	Tungsten
Masan High-Tech Materials	VIET NAM	Tungsten
Moliren Ltd.	RUSSIAN FEDERATION	Tungsten
Niagara Refining LLC	UNITED STATES OF AMERICA	Tungsten
NPP Tyazhmetprom LLC	RUSSIAN FEDERATION	Tungsten
OOO “Technolom” 1	RUSSIAN FEDERATION	Tungsten
OOO “Technolom” 2	RUSSIAN FEDERATION	Tungsten
Philippine Chuangxin Industrial Co., Inc.	PHILIPPINES	Tungsten
TANIOBIS Smelting GmbH & Co. KG	GERMANY	Tungsten
Tungsten Vietnam Joint Stock Company	VIET NAM	Tungsten
Unecha Refractory metals plant	RUSSIAN FEDERATION	Tungsten
Wolfram Bergbau und Hutten AG	AUSTRIA	Tungsten
Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	Tungsten
Xiamen Tungsten Co., Ltd.	CHINA	Tungsten
YUDU ANSHENG TUNGSTEN CO., LTD.	CHINA	Tungsten

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as “expects,” “future,” “plans,” and “intends,” and similar expressions are used to identify these forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.  Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities).  These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these forward-looking statements.  As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.